CHINA LITHIUM TECHNOLOGIES, INC.
15 West 39th Street, Suite 14B
New York, NY 10018
212-291-2688
212-391-2677 (fax)

March 28, 2011

BY EDGAR TRANSMISSION
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China Lithium Technologies, Inc.
Form 10-K For the fiscal year ended June 30, 2010
Filed September 28, 2010
Form 10-Q for the fiscal quarters ended September 30, 2010 and December 31, 2010
File No. 000-53263

Dear Mr. Cascio:

I am writing in response to your letter dated March 15, 2011.  The Staff’s comments have been copied below, indented, and each is followed by our response.

General

1.
Please tell us when you will file the amendments to the Form 10-K for the fiscal year ended June 30, 2010 and Form 10-Q for the quarter ended September 30, 2010, as referred to in your responses. We may have further comment when we review the amendments.

Response to Comment 1

When the Staff has indicated to us that it has not further comments in response to our responses to the Staff comment letters, we will file the amended Form 10-K and Form 10-Qs.  We recognize that the Staff may have further comments after reviewing the amendment.

Form 10-K for the fiscal year ended June 30, 2010

2.
We refer to your response to the first bullet point of prior comment 2. Please show us how you will account for the shares issued on September 2, 2010, including how you valued the shares issued.  Please tell us whether there are any other share issuances or transfers from shareholders to employees or non-employees that should be recorded in the financial statements.

Response to Comment 2

In our Quarterly Report on Form 10-Q/A for the period ended December 31, 2010, filed on February 25, 2011, we included in General and Administrative Expense for the six months ended December 31, 2010 $717,000 representing the market value on September 2, 2010 of the 358,000 shares transferred by Mr. Liu on that date.  The same amount was added to Additional Paid-in Capital on our equity statement.  When the Staff has completed its review of our responses to the comments, we will file an amendment to our Form 10-Q for the period ended September 30, 2010 in which we will make the same accounting entries. There are no other share issuances or transfers from shareholders to employees or non-employees that should be recorded in the financial statements.

3.	With respect to your response to the fourth and fifth bullet points of prior comment 2:

•	Specify the date on which China Lithium Technologies, Inc. issued the shares that were transferred to the nominees by Kun Liu on September 2, 2010, and tell us to whom the shares were issued.

Response to Comment 3, Bullet 1

The shares transferred by Kun Liu on September 2, 2010 were issued to Kun Liu by China Lithium Technologies, Inc. on March 19, 2010 pursuant to the Share Exchange Agreement between China Lithium Technologies, Inc. and the shareholders of Sky Achieve Holdings, Inc.

•
We note your statement that the 2007 arrangement between Kim Liu and the nominees involved a sale of “future interests.” Please reconcile your responses to the fourth and fifth bullets regarding who beneficially owned the shares that you say were transferred in September 2010 in exchange for those interests.

Response to Comment 3, Bullet 2

The contractual arrangement made in 2007 by Kun Liu and the 247 investors was that, after Beijing Guoqiang became owned by a U.S. public company, Kun Liu would transfer to the investors shares in the U.S. public company based on the amount each had paid to Kun Liu in 2007.  There was no fixed time at which the transfer was required to take place; the investors had no right to demand transfer of the shares at a time certain; and the investors had no control over the voting or disposition of the shares held by Kun Liu prior to the transfer.  Therefore, until September 2, 2010 Kun Liu was the beneficial owner of the shares transferred on that date.

Section 16(a) Beneficial Ownership Reporting , page 34

4.
Please expand your response to the second bullet point of prior comment 18 to explain the basis for your conclusion that Chengzhou Xu is not an officer under the definition set forth in rule 16a-1(f). In this regard, please include a detailed description of the functions of your chief engineer. Given your disclosure in this section regarding his business experience, it is unclear how you concluded he is not an officer.

Response to Comment 4

The disclosure of Mr. Xu’s business experience was included in the 10-K pursuant to Item 401(c) of Regulation S-K, which calls for disclosure of the background of “persons such as production managers, sales managers, or research scientists who are not executive officers but who make or are expected to make significant contributions to the business of the registrant….”  Although Item 401(c) permits omission of this disclosure if the issuer is subject to the reporting requirements of the Exchange Act, China Lithium considered disclosure of Mr. Xu’s background to be appropriate, as Mr. Xu was responsible for supervising the design and development of China Lithium’s products.  Mr. Xu was not, however, employed in a “policy-making” function.  Therefore Mr. Xu was not an “officer” as defined in Rule 16a-1(f).

Form 10-Q for the fiscal quarter ended December 31, 2010

Item 1. Financial Statements

5.
Tell us where you have included footnote disclosure in the Form 10-Q about the share issuances leading you to restate the financial statements for the quarter ended September 30, 2010, including description of terms of the issuances and how you valued and accounted for those shares. In addition, for the shares that were issued to an attorney (non-employee) for services, refer to FASB ASC 505-50.

Response to Comment 5:

There is no footnote disclosure in the December 31, 2010 Form 10-Q about the restatement of the 1st quarter financial statements.  When we file the amendments to our September 30, 2010 Form 10-Q and December 31, 2010 Form 10-Q, we will include the following in the “Restatement” note:

We have restated the financial statements and accompanying notes for the quarter ended September 30, 2010. The reason for the restatement is:

●  The Company failed to recognize 358,500 shares transferred from Mr. Kun Liu on September 2, 2010 in the financial statements for the quarter ended September 30, 2010.  The shares were transferred in recognition of prior services, and were fully-vested and nonforfeitable.  Pursuant to SAB Topic 5-T, these shares should be measured at the fair value of the Company’s stock on September 2, 2010 and recorded as compensation expenses during the quarter ended September 30, 2010.

Included among the shares were 25,000 transferred to professionals in recognitionof services to the Company.  The shares were fully-vested and nonforfeitable.  Pursuant to ASC 505-50-25-7 the shares issued to the professionals were recognized as an immediate expense in the restated financial statements.

The restatement had the following effects on the Company’s financial statements as of September 30, 2010 and for the quarter then ended:

	As Reported	As Restated
Additional Paid-in Capital	$252,771	$969,771
Retained Earnings	5,282,530	4,565,530

General and Admininistrative Expense	128,380	845,380
Income from Operations	842,985	125,985
Net Income	630,260	(86,740)
EPS- Basic and Diluted	$0.003	$(0.01)

6.
As a related matter, tell us, with a view toward amended or future disclosure, how the unvested shares issued to employees are considered in weighted average shares for purposes of presenting earnings per share. Refer to FASB Codification Topic 260.

Response to Comment 6

In calculating the weighted average shares - basic, we failed to exclude the unvested shares.  When the Staff has completed its review of our responses to the Staff’s comments, we will file a second amendment to the December 31, 2010 Form 10-Q in which we will exclude the unvested shares from the calculation of weighted average shares.

Balance Sheets, page 3

7.
Please tell us why you present "deferred stock-based compensation expense" as a separate component of stockholders' equity in the balance sheet. Tell us why you believe that presentation is appropriate under FASB Codification Topic 718. We see that you appropriately record the line item against additional paid in capital in the statement of stockholders' equity.

Response to Comment 7

The inclusion of “deferred stock-based compensation expense” as a separate component of stockholders equity in the balance sheet was not appropriate.  When the Staff has completed its review of our responses to the Staff’s comments, we will file a second amendment to the December 31, 2010 Form 10-Q in which we will eliminate that line item and include the charge as an offset to additional paid-in capital.

Note 14. Restatement, page 22

8.
We note the footnote disclosure about the restatement for the recapitalization of Sky Achieve. However, we do not see where you have retroactively restated the statement of changes in stockholders' equity for the recapitalization for all periods presented on page 5. Please refer to FASB ASC 805-40-30 and FASB ASC 805-40-45 and the related implementation guidance.

Response to Comment 8

We have noted the errors in the Statement of Shareholders’ Equity in the December 31, 2010 Form 10-Q.  When we file the second amended December 31, 2010 Form 10-Q, we will restate the Statement of Shareholders’ Equity to reflect the historic capital structure of the accounting acquirer adjusted to retroactively reflect the capital of the accounting acquire.  We will also modify the “Restatement” Note to state:

We have restated the Statement of Stockholders’ Equity for the years ended June 30, 2009 and June 30, 2010.  The reason for the restatement is that the Statement of Stockholders’ Equity as originally issued failed to properly account for the reverse merger of Sky Achieve Holdings into the Company in March 2010.  Pursuant to ASC 805-40-45-1, the Statement of Stockholders’ Equity of the Company after the reverse merger should reflect the historic capital structure of Sky Achieve Holdings (the accounting acquirer) adjusted to reflect the legal capital of the Company prior to the reverse merger.  As a result of the restatement, the capital associated with the shares issued in the reverse merger is shown as outstanding in the balance at June 30, 2008 and thereafter, and the effect of the reverse merger is a reclassification of $19,151 from additional paid-in capital to stated capital.  The restatement did not have a material effect on the total stockholders’ equity at any period.

9.	As a related matter, please tell us why you have not labeled the applicable financial statements as "restated" and why you did not provide all of the disclosures required by FASB ASC 250-10-50.

Response to Comment 9

When we file the amendment to our December 31, 2010 Form 10-Q, the Consolidated Statement of Changes in Stockholders’ Equity will be labeled as “restated.”  As noted in response to Comment 8, footnote disclosure pursuant to ASC 250-10-50 will be included.

Very truly yours, /s/ Chunping Fong Chunping Fong Chief Financial Officer